SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON AER LINGUS TO AGREE TO EGM REQUEST, AS OFFICE OF DIRECTOR OF CORPORATE ENFORCEMENT (ODCE) CONFIRMS THAT
DIRECTORS MUST CALL PROPERLY REQUISITIONED EGM

Ryanair today (15th Nov) has written again to Aer Lingus calling on them to accede to Ryanair's request to an EGM so that shareholders can discuss and express their opinion upon the continuing "cover up" of the Deloitte & McCann Fitzgerald Report, as well as address the issue of further contributions to Aer Lingus' defined contribution pension schemes, without shareholder approval.

Ryanair has rejected Aer Lingus' legally invalid claim that its previous requisition was invalid because it was signed "pp" by Ryanair's Company Secretary.  In order to remove this spurious claim, Ryanair has tabled a new requisition signed personally by Ryanair's Company Secretary.

Ryanair also today released a letter from Aer Lingus' lawyers Arthur Cox and a letter from the Office of the Director of Corporate Enforcement (ODCE)  which confirmed in writing that the Directors of Aer Lingus "must proceed to convene the EGM "..." where the requisition is properly made".  Ryanair now hopes that Aer Lingus will comply with its obligations under Irish Company Law and the European Shareholder Rights Directive and facilitate Ryanair's request for an EGM.

Ryanair's Stephen McNamara said:

"The excuses put forward by Aer Lingus for rejecting Ryanair's previous EGM Requisition Notice have no basis in Company Law.  We welcome the written confirmation by the ODCE that the Board of Aer Lingus must call this EGM, when properly requisitioned by a 10% shareholder.

"We now call on the ODCE and the Irish Stock Exchange, to take appropriate action to ensure that the Board of Aer Lingus complies with their corporate governance obligations under Irish Company Law and the European Shareholder Rights Directive and facilitate this properly requisitioned EGM."

For further information please contact:
                                                Stephen McNamara                 Joe Carmody
                                                Ryanair Ltd                               Edelman
                                                Tel: +353-1-8121212              Tel. +353-1-6789333

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/0781S_-2011-11-14.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 November, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary